Mail Stop 6010

June 12, 2008

Thomas Lahey
Chairman and Chief Executive Officer
Immunobiotics, Inc.
1060 Calle Negocio, Suite B
San Clemente, CA 92673

> **Re: Immunobiotics, Inc.**
> **Registration Statement on Form S-1**
> **Filed 6/3/2008**
> **File Number 333-151372**

Dear Mr. Lahey:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form S-1

Cover page

1. We note your statement on the prospectus cover page that you "will not control or determine the price at which a selling securityholder decides to sell its shares." We further note that there is no public market for shares of your company's common stock. Please revise your filing to include a price at which a selling securityholder will sell the registered shares of common stock. Please see Item 501 (b)(3) of Regulation S-K.

Signatures, page II-4

2. We note that your chief executive officer has signed this Form S-1 on behalf of the registrant, but that the Form S-1 has not been signed by your chief executive officer, chief financial officer and controller or principal accounting officer in those capacities pursuant to Instruction 1 to Signatures for Form S-1. Please amend your Form S-1 to have your chief executive officer, chief financial officer and controller or principal accounting officer sign this Form S-1 in those respective capacities. In addition, if Vithal J. Rajadhyaksha, your chief financial officer, is also your controller or principal accounting officer please indicate beneath his signature that he is signing the Form S-1 in the capacity of chief financial officer and controller or principal accounting officer.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

Thomas Lahey
Immunobiotics, Inc.
June 12, 2008
Page 3

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Lehman & Eilen, LLP
        Suite 300
        20283 State Road 7
        Boca Raton, FL 33498